FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2019

(Amounts expressed in millions of Chilean Pesos)

▪  Net income attributable to the shareholders of Enel Generación Chile S.A. increased 134% to Ch$ 160,123 million as of March 2019, due to an improvement in the company´s operational performance and the extraordinary income from the early termination of three supply contracts with a non-regulated customer.

▪  Operating revenues increased 52% to Ch$ 523,152 million during the first quarter of 2019 mainly due to higher energy sales, higher sales related to gas commercialization, and the extraordinary compensation income as previously mentioned.

▪  Net electricity generation grew 9% to 4,647 GWh as of March 2019, mainly due to greater thermal dispatch (+406 GWh) related to higher power plant availability. Hydroelectric generation remained stable when compared to the first quarter of 2018 amounting to 2,496 GWh.

▪  Consequently, procurement and services costs increased to Ch$ 230,659 million, 25% more than the figure as of March 2018. This increase was mainly explained by the higher fuel consumption cost due to greater thermal dispatch, and also higher other variable procurement and services costs.

▪  As a result of the factors previously mentioned, the Company’s EBITDA doubled when compared to March 2018 to a total Ch$ 260,234 million. Operating income followed a similar trend and increased 133%, to Ch$ 232,344 million as of March 2019.

▪  Financial results remained stable when compared to March 2018, amounting to a net financial expense of Ch$ 10,361 million as of March 2019.

▪  Income from companies accounted for using the equity method decreased Ch$ 2,112 million mainly due to the dissolution of our associate company HidroAysén S.A. in September 2018.

▪  Finally, it is worth mentioning that without the aforementioned extraordinary income, the Company’s EBITDA increased 9% to reach Ch$ 139,116 million when compared to March 2018. Likewise, net income attributable to the shareholders of Enel Generación Chile S.A. increased 5%, totaling Ch$ 71,707 million.

• 1 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

FINANCIAL SUMMARY

▪  Gross debt of the Company declined US$ 19 million when compared to March 2018, reaching US$ 1,255 million.

▪  The average cost of debt decreased from 6.4% the first quarter of 2018 to 6.1% the first quarter 2019.

▪  The Company’s liquidity is broken down into the following:

•       Available cash and cash equivalents: US$ 206 million.

•       Undisbursed committed credit lines: US$ 200 million.

• 2 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

The Enel Generación Chile Group owns and operates 111 electricity generation units with 6,274 MW total combined installed capacity as of March 31, 2019. Of this total, 38 generation units are hydroelectric with 3,456 MW installed capacity, 22 are thermal generation units that operate using gas, coal, and fuel oil with 2,740 MW installed capacity and 51 are wind generation units with 78 MW installed capacity.

All our electricity generation units are connected to the former Central Interconnected System (“SIC”, in its Spanish acronym), except for two thermal generation units of Central Tarapacá and six thermal generation units of GasAtacama Chile, which are all connected to the former Northern Interconnected System (“SING”, in its Spanish acronym). In November 2017, both former systems integrated, becoming the National Electric System (“SEN”, in its Spanish acronym), which includes power plants, transmission lines, substations and distribution lines from Arica to Chiloé.

Market	Energy Sales		Market Share %
	(GWh)
	1Q 2019	1Q 2018	1Q 2019	1Q 2018
Sist. Eléctrico Nacional (SEN)	5,652	5,646	31.4%	31.9%

	5,652	5,646

Market	Energy Sales		Market Share
	(GWh)%
	2018	2017	2018	2017
Sist. Eléctrico Nacional (SEN)	23,343	23,356	32.8%	34.2%

	23,343	23,356

• 3 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

I.- Consolidated FINANCIAL Statement Analysis

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of March 2019 amounted to a Ch$ 160,123 million profit, compared to a Ch$ 68,351 million profit booked for the previous period.

The following table shows comparative figures for each item of the income statement for continuing operations as of March 31, of 2019 and 2018:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	1Q 2019	1Q 2018	Chg	Chg %

REVENUES	523,152	343,230	179,922	52%
Sales	397,043	333,139	63,904	19%
Other operating revenues	126,109	10,091	116,018	n/a
PROCUREMENT AND SERVICES	(230,659)	(184,496)	(46,163)	25%
Energy purchases	(73,062)	(72,444)	(618)	1%
Fuel consumption	(66,965)	(54,291)	(12,674)	23%
Transportation expenses	(43,297)	(43,309)	12	(0%)
Other variable procurement and services costs	(47,335)	(14,452)	(32,883)	228%
CONTRIBUTION MARGIN	292,493	158,734	133,759	84%
Other work performed by entity and capitalized	994	1,118	(124)	(11%)
Employee benefits expense	(12,310)	(14,708)	2,398	(16%)
Other fixed operating expenses	(20,943)	(17,240)	(3,703)	21%
GROSS OPERATING INCOME (EBITDA)	260,234	127,904	132,330	103%
Depreciation, Amortization	(27,819)	(28,182)	363	(1%)
Impairment (Reversal)	(71)	63	(134)	n/a
OPERATING INCOME	232,344	99,785	132,559	133%
NET FINANCIAL EXPENSE	(10,361)	(10,382)	21	(0%)
Financial income	1,363	1,742	(379)	(22%)
Financial costs	(12,225)	(11,806)	(419)	4%
Gain (Loss) for indexed assets and liabilities	(900)	(379)	(521)	137%
Foreign currency exchange differences, net	1,401	61	1,340	n/a
OTHER NON-OPERATING RESULTS	128	2,240	(2,112)	(94%)
Share of profit (loss) of associates accounted for using the equity method	128	2,240	(2,112)	(94%)
NET INCOME BEFORE TAXES	222,111	91,643	130,468	142%
Income Tax	(60,125)	(21,485)	(38,640)	180%
NET INCOME	161,986	70,158	91,828	131%

NET INCOME	161,986	70,158	91,828	131%
Shareholders of the parent company	160,123	68,351	91,772	134%
Non-controlling interest	1,863	1,807	56	3%
Earning per share (Ch$ /share)

Earnings per share from continuing operations (Ch$ /share)	19.52	8.33
Earnings per share (Ch$ /share)	19.52	8.33
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

• 4 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Operating Income

The company´s EBITDA increased Ch$ 132,330 million reaching Ch$ 260,234 million as of March 2019. Operating income followed a similar trend increasing Ch$ 132,559 million to Ch$ 232,344 million as of March 31, 2019.

Operating revenues totaled Ch$ 523,152 million, representing a Ch$ 179,922 million or 52% increase when compared to the previous year, mainly due to the following:

-        Greater energy sales amounting to Ch$ 21,224 million due to a higher average sales price and higher average exchange rate during the period, in addition to greater physical sales (+7 GWh).

-        Greater other sales for Ch$ 43,281 million mainly due to a Ch$ 43,286 million increase in gas sales revenue.

-       Greater other operating revenues for Ch$ 116,018 million mainly due to the extraordinary income received for the early termination of 3 electricity supply contracts with Anglo American Sur amounting to Ch$ 121,118 million, partially offset by lower insurance compensation income related to the Central Tarapacá power plant for Ch$ 6,332 million.

Procurement and services costs increased 25% to Ch$ 46,163 million as a consequence of the following:

-        Energy purchases increased Ch$ 618 million partially as a consequence of a higher average purchase price on the spot market and greater contracted physical purchases (+14 GWh).

-        Fuel consumption costs increased Ch$ 12,674 million primarily explained by greater gas consumption for Ch$ 13,923 million, partially compensated by a Ch$ 2,220 million reduction in fuel oil consumption.

-        Other procurement and services costs increased Ch$ 32,883 million mainly due to higher gas commercialization costs for Ch$ 30,493 million and greater thermal emission taxes for Ch$ 2,150 million.

-      Other fixed operating costs increased Ch$ 3,703 million primarily related to technical and administrative costs for Ch$ 1,536 million, a Ch$ 631 million increase in insurance costs and a Ch$ 1,562 million increase in maintenance and repair service costs.

The aforementioned was partly offset by:

-       Personnel expenses decreased Ch$ 2,398 when compared to March 2018, mainly explained by bonuses granted to employees for Ch $ 1,692 million in the context of collective bargaining carried out with the Company's unions last year.

• 5 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Revenues, costs and operating margin for the periods ended March 31, 2019 and 2018, are shown below:

OPERATING INCOME	1Q 2019			1Q 2018
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	523,274	(337,686)	185,588	330,867	(276,885)	53,982
Empresa Eléctrica Pehuenche S.A.	36,145	(8,425)	27,720	30,736	(6,077)	24,659
GasAtacama Chile and subsidiaries	67,498	(48,625)	18,873	60,612	(38,047)	22,565
Consolidation adjustments	(103,765)	103,928	163	(78,985)	77,564	(1,421)

Total Consolidated	523,152	(290,808)	232,344	343,230	(243,445)	99,785

Energy sales of Enel Generación Chile and subsidiaries, for the periods ended March 31, 2019 and 2018, are shown below:

ENERGY SALES (Million Ch$)	CHILE

	1Q 2019	1Q 2018

Sales to regulated customers	227,353	245,826
Sales to unregulated customers	115,134	77,365
Sales at spot market	2,325	397

Total energy sales	344,812	323,588

• 6 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Non-Operating Income

Non-operating income, as of March 31, 2019 and 2018, are summarized below:

NON-OPERATING INCOME (Million Ch$)	1Q 2019	1Q 2018	Chg	Chg %

NET FINANCIAL RESULT	(10,361)	(10,382)	21	(0%)
Financial income	1,363	1,742	(379)	(22%)
Financial costs	(12,225)	(11,806)	(419)	4%
Gain (Loss) for indexed assets and liabilities	(900)	(379)	(521)	137%
Foreign currency exchange differences, net	1,401	61	1,340	n/a
OTHER NON-OPERATING RESULTS	128	2,240	(2,112)	(94%)
Share of profit (loss) of associates accounted for using the equity method	128	2,240	(2,112)	(94%)
NET INCOME BEFORE TAXES	222,111	91,643	130,468	142%
Income Tax	(60,125)	(21,485)	(38,640)	180%
NET INCOME	161,986	70,158	91,828	131%

NET INCOME	161,986	70,158	91,828	131%
Shareholders of the parent company	160,123	68,351	91,772	134%
Non-controlling interest	1,863	1,807	56	3%

Net Financial Result

The financial result as of March 31, 2019 reached a Ch$ 10,361 million loss, stable when compared to the previous period, which is mainly due to the following:

Lower financial income amounting to Ch$ 379 million, mainly due to lower returns on fixed income investments amounting to Ch$ 329 million, and lower income for Ch$ 50 million related to the renegotiation with YPF.

Greater financial expenses amounting to Ch$ 419 million, mainly explained by the Ch$ 331 million higher interest expenses related to bank loans and bonds and the Ch$ 88 million increase in the interest expenses of trade account with Enel Chile S.A.

Losses related to indexation amounting to Ch$ 521 million primarily due to higher negative effect of applying IAS 29 on the GasAtacama Group branch in Argentina that amounted to Ch$ 1,117 million, and lower income on hedging derivative contracts for Ch$ 1,688 million. These effects were offset by lower losses due to adjustments to UF-denominated debt amounting to Ch$ 2,082 million, and greater income from adjustments to recoverable taxes for Ch$ 203 million.

Greater income from exchange differences amounting to Ch$ 1,340 million, mainly explained by higher positive exchange differences on cash and cash equivalents for Ch$ 1,958 million, lower negative exchange differences on receivable trade accounts for Ch$ 305 million, offset by a greater negative exchange difference on forward contracts for Ch$ 534 million, and a higher negative exchange difference of supplier’s accounts Ch$ 389 million.

Income from companies accounted for using the equity method

The Ch$ 2,112 million negative variation is mainly the profit from the investment in Hidroaysén for Ch$ 1,715 million booked the same period of last year and the lower income of GNL Chile S.A. for Ch$ 389 million this year.

• 7 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Corporate Taxes

Corporate income taxes amounted to Ch$ 60,125 million, equivalent to a Ch$ 38,640 million increase when compared to the previous period, mainly due to a Ch$ 32,702 million increase in deferred taxes as a consequence of the extraordinary income from the early termination of three energy supply contracts with Anglo American Sur, a Ch$ 3,316 million increase due to consumer price index (IPC in its Spanish acronym) adjustments and also higher taxes for Ch$ 2,524 million as a consequence of the Company´s higher results.

2. Statement of Financial Position Analysis

ASSETS (Million Ch$)	Mar-19	Dec-18	Chg	Chg %

Current Assets	786,972	672,467	114,505	17%
Non-Current Assets	3,005,384	2,996,761	8,623	0%

TOTAL ASSETS	3,792,356	3,669,228	123,128	3%

Total assets of the Company as of March 2019 increased Ch$ 123,128 million when compared to December 2018, mainly due to:

➢  Current Assets increase 17%, or Ch$ 114,505 million, mainly due to the following:

❖ A Ch$ 4,494 million increase in Other non financial current assets mainly related to insurance for Ch$ 2,963 million and tax credits for Ch$ 1,157 million.

❖ A Ch$ 183,804 million increase in Current trade accounts receivables and other current accounts receivables, mainly from accounts receivable arising from the early termination of three energy supply contracts with Anglo American Sur for Ch$ 121,118 million and other trade accounts for Ch$ 62,687 million.

❖ The abovementioned is partially offset by a reduction in Cash and cash equivalents for Ch$ 12,341 million, mainly lower investments in repurchase agreements for Ch$ 120,519 million partially offset by a Ch$ 91,434 million increase in time deposits and a Ch$ 16,750 million increase in bank account balances.

❖ Current accounts receivables from related parties declined Ch$ 56,693 million mainly due to a lower balance of receivables for energy sales to Enel Distribución Chile for Ch$ 31,330 million, lower trade accounts receivables to Enel Chile for Ch$ 9,377 million, lower accounts receivables from GNL Chile S.A. related to advance payments amounting to Ch$ 3,092 million and lower balance of receivables from Enel Trade SpA for Ch$ 12,105 million related to gas sales and commodity derivative transactions.

❖  A Ch$ 8,273 million decrease in current tax assets, mainly monthly employee related payments.

• 8 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

➢  Non-Current Assets increase Ch$ 8,623 million, mainly explained by:

❖  A Ch$ 3,090 million increase in other non-current non-financial assets, mainly spare parts for Ch$ 2,869 million.

❖ A Ch$ 4,031 million increase in Property, plants, and equipment mainly related to new investments for Ch$ 29,528 million, the effect of the application of IFRS 16 that amounted to Ch$ 1,459 million, partially compensated by the depreciation of the period for Ch$ 27,014 million.

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Mar-19	Dec-18	Chg	Chg %

Current Liabilities	508,090	593,881	(85,791)	(14%)
Non-Current Liabilities	1,096,945	1,077,856	19,089	2%
Net Equity	2,187,321	1,997,491	189,830	10%
Equity attributable to shareholders of parent company	2,159,183	1,970,521	188,662	10%
Non-controlling	28,138	26,970	1,168	4%

TOTAL LIABILITIES AND EQUITY	3,792,356	3,669,228	123,128	3%

Total liabilities and Net Equity of the Company increased Ch$ 123,128 million as of March 2019 when compared to December 2018, mainly explained by the following:

➢  Non-current Liabilities increase Ch$ 19,089 million, or 2%, mainly explained by the following:

❖ A Ch$ 32,486 million increase in Deferred tax liabilities mainly from the deferred tax related to the extraordinary income from the early termination of three energy supply contracts with Anglo American Sur for Ch$ 32,702 million.

❖ The above is partly offset by a Ch$ 13,271 million reduction in Other non-current financial liabilities, mainly explained by a Ch$ 11,293 million reduction in the balance of bond debt due to lower exchange differences for Ch$ 11,645 million and a Ch$ 2,318 million reduction in hedging derivative liabilities.

➢  Current liabilities decrease Ch$ 85,791 million, a 14% reduction, mainly due to the following:

❖ A Ch$ 13,744 million reduction in other current financial liabilities, mainly explained by a Ch$ 16,890 million decrease in hedging derivative liabilities and bond debt interest payments for Ch$ 8,118 million, offset by an increase in bond interest payable for Ch$ 10,714 million.

❖  A Ch$ 16,178 million reduction in trade accounts payable and other accounts payable primarily due to a Ch$ 26,065 million decrease in accounts payable to suppliers of goods and services and fixed assets and a reduction in dividends payable to third parties for Ch$ 7,998 million, offset by a Ch$ 18,758 million increase in energy and fuel accounts payable.

• 9 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

❖ A Ch$ 72,008 million reduction in accounts payable to related parties primarily due to a Ch$ 93,031 million lower balance in accounts payable to Enel Chile S.A. related to dividends, trade accounts and services, a Ch$ 2,027 million reduction in Enel Trading S.p.A. debt related to commodity derivatives and services, partially offset by a Ch$ 7,264 million increase in the balance of accounts payable to GNL Chile S.A. for gas purchases, a Ch$ 10,155 million increase in accounts payable to Enel green Power Del Sur SpA for energy purchases and greater accounts payable to Parque Eólico De Los Vientos S.A. for Ch$ 2,668 for energy purchases.

❖ A Ch$ 7,336 million reduction in other current non-financial liabilities, mainly explained by a reduction in sales tax credits

❖ The above mentioned is partially offset by an increase in current tax liabilities amounting to Ch$ 23,492 million, mainly income tax.

➢  Net Equity increased Ch$ 189,830 million when compared to December 2018.

❖ The portion attributable to the owners of the controlling shareholders increased Ch$ 188,662 million, explained primarily by the net income for the period that amounted to Ch$ 160,123 million and other comprehensive results for Ch$ 27,314 million.

❖ The equity of non-controlling shareholders increased Ch$ 1,168 million, primarily explained by the profit of the period for Ch$ 1,863 million partially compensated by dividend payments for Ch$ 731 million and other comprehensive results for Ch$ 59 million.

The performance of the main financial ratios is the following:

RATIO		Unit	Mar-19	Dec-18	Mar-18	Chg	Chg %

Liquidity	Liquidity	Times	1.55	1.13	-	0.42	37%
	Acid-test (1)	Times	1.45	1.06	-	0.39	37%
	Working capital	Million Ch$	278,882	78,586	-	200,296	255%
Leverage	Leverage	Times	0.73	0.84	-	(0.11)	(13%)
	Short-term debt	%	31.7%	35.5%	-	(3.9%)	(11%)
	Long-term debt	%	68.3%	64.5%	-	3.9%	6%
	Financial expenses coverage (2)	Times	22.20	-	10.55	11.65	110%
Profitability	Op. income / Op. Revenues	%	44.4%		28.5%	15.9%	56%
	ROE	%	5.8%		17.2%	(11.4%)	(66%)
	ROA	%	3.6%		9.8%	(6.2%)	(63%)

(1) (Current assets - inventories - prepayments)/ current liabilities
(2) EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

• 10 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 9,854 million negative cash flow during the first quarter of 2019, broken down as follows:

CASH FLOW (Million Ch$)	1Q 2019	1Q 2018	Chg	Chg %

Net cash flows from (used in) operating activities	157,036	159,805	(2,769)	(2%)
Net cash flows from (used in) investing activities	(61,245)	(42,176)	(19,069)	45%
Net cash flows from (used in) financing activities	(105,645)	(50,113)	(55,532)	111%

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(9,854)	67,516	(77,370)	(115%)

Operating activities generated a Ch$ 157,036 million positive cash flow, which represents a 2% decrease when compared to March 2018. This cash flow is mainly comprised by Ch$ 507,146 million in payments received for sales of goods and services, offset by payments to suppliers of good and services for Ch$ 310,561 million, and employee-related payments amounting to Ch$ 13,091 million.

Investment activities generated a negative cash flow of Ch$ 61,245 million, mainly explained by the addition of property, plant, and equipment for Ch$ 70,996 million, related party trade accounts receivable payments for Ch$ 9,245 million.

Financing activities generated a Ch$ 105,645 million negative cash flow. This cash flow is primarily explained by the repayment of loans and financial leasings for Ch$ 2,591 million, dividend payments for Ch$ 94,644 million and interest payments for Ch$ 8,295 million.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	1Q 2019	1Q 2018	1Q 2019	1Q 2018

Enel Generación Chile	64,659	48,884	17,002	16,757
Pehuenche	105	196	1,846	1,833
GasAtacama Chile	6,232	3,484	8,166	8,585

Total Consolidated	70,996	52,564	27,014	27,175

• 11•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒       Compliance with the rules of good corporate governance.

‒       Strict compliance with all of the Group’s internal rules.

‒       Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒       The businesses and corporate departments establish, for each market in which they operate, their predisposition to risk in a coherent manner with the defined strategy.

‒       All business operations and corporate departments are carried out within the limits approved for each case.

‒     Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Generación Chile.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

• 12 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

The financial debt structure of the Enel Generación Chile Group, in terms of fixed rate and/or fixed protection rate on gross debt, using derivatives, is the following:

Gross position:

INTEREST RATE (%)	March 31, 2019	December 31, 2018

Fixed Interest Rate	93%	93%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒       Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒       Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.

‒       Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒       Fuel purchases for electricity generation.

‒       Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Group has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

• 13 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

As of March 31, 2019, the Company held swaps for 658 kTon of Coal API2 to be settled in 2019 and 126 kTon of Coal API2 to be settled in 2020, for 480 kBbl of Brent oil to be settled in 2019 and 259 kBbl of Brent oil to be settled in 2020, 75 kTon of BCI7 to be settled in 2019, and for 5.5 TBtu of Henry Hub gas to be settled in 2019.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 17 and 19, respectively.

As of March 31, 2019, the Enel Generación Chile Group’s liquidity was Ch$ 139,649 million in cash and cash equivalents. As of December 31, 2018, the Enel Generación Chile Group’s liquidity was Ch$ 151,990 million in cash and cash equivalents and Ch$ 138,954 million in long-term committed credit facilities.

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•         Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•         Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒       Financial debt.

‒       Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒       Libor interest rate of the U.S. dollar.

‒       The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 73,404 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2019

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E.
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: May 8, 2019